Exhibit 99.1

ANGHAMI FILES 2022 ANNUAL REPORT, WITH 37% REVENUE GROWTH. ANNOUNCES Q1 2023 RESULTS: EXCEPTIONAL EFFICIENCY WITH 60% EBITDA IMPROVEMENT, 43% GROSS PROFIT GROWTH, 6% REVENUE GROWTH COMPARED TO Q1 2022

●	2022 audited total revenue of $48.5 million, an increase of 37% compared to 2021

●	Q1 2023 unaudited revenue of $10.2 million, an increase of 6% compared to Q1 2022 (+12% growth at constant currency)

●	Growth in direct subscriptions revenues of 39% was a key contributor to the increase in gross profit margins from 17% to 23%, as well as 16% growth in Premium subscribers, all compared to Q1 2022

●	Strong revenue growth in the Advertisements segment, with an increase of 10% compared to Q1 2022

●	Efficiency and margin improvement initiatives have been successful, resulting in a $3.1M improvement in Q1 2023 EBITDA compared to Q1 2022, bringing us closer to profitability.

May 17, 2023, Abu Dhabi, United Arab Emirates (UAE) – Anghami Inc. (NASDAQ: ANGH) (the “Company” or “Anghami”), the leading streaming platform for music and entertainment in the Middle East and North Africa (MENA) region, has announced its unaudited preliminary results for Q1 2023, ending March 31, 2023.

Despite facing currency-related challenges in Egypt and Lebanon, Anghami successfully achieved a Q1 2023 unaudited revenue of $10.2 million, representing a 6% increase compared to Q1 2022. On a constant currency basis, the increase would have been 12%, demonstrating Anghami’s ability to achieve strong growth despite challenging conditions in Egypt and Lebanon.

By streamlining our technology backend we have been able to reduce our technology costs while improving performance and scalability. Furthermore, we have optimized our marketing strategy by concentrating on growth channels with the highest retention rates. This approach has led to a significant improvement in brand visibility and customer engagement, while also reducing significantly overall marketing expenses.

Our continued emphasis on efficiency and path to profitability led to a substantial increase in gross profit margin, increasing from 17% in Q1 2022 to 23% in Q1 2023, resulting in a significant $3.1 million improvement in EBITDA, a 60% improvement compared to Q1 2022.

Anghami’s achievements in Q1 2023 can be attributed to a 39% increase in revenue from Direct Subscriptions (non-telco) channels, a 16% growth in Premium subscribers, and improved margins with content providers and telcos when compared to Q1 2022. Revenue from the Advertisements segment also grew 10% in Q1 2023 compared to Q1 2022 (a +32% increase when Q1 2022 Advertisements revenue is adjusted for non-cash barter revenue).

The revenue increase in the Advertisements segment was driven by Anghami’s leading Freemium platform and Anghami’s unique ability to leverage its wealth of user data, connections with artists, and technology to create highly engaging branded content. These accomplishments underscore our dedication to fostering sustainable growth and improving margins.

As part of our ongoing commitment to increase the Average Revenue Per User (ARPU), Anghami plans to launch the Gold subscription plan in May 2023. This Premium offering will feature innovative AI-generated services and several new features, and will coincide with the repricing of legacy telco plans to optimize revenue generation.

Although the occurrence of the Holy Month of Ramadan in Q1 2023 (which is usually characterized by slower business activity and much lower music consumption in the Middle East) affected certain revenue streams and growth prospects, particularly within the Live Events segment, Anghami’s overall performance demonstrates our ability to surmount challenges and deliver significant business improvements.

Eddy Maroun, Anghami CEO, remarked, “Our team’s exceptional execution in the face of bottlenecks and currency devaluation has culminated in a highly efficient period. Building on Q1 2023’s strong performance, the momentum continues in April 2023 which already shows record growth in revenue in both Subscriptions and Advertisements segments.”

Elie Habib, Anghami Chairman & CTO, added, “We are eager to continue enhancing efficiency, delivering higher margins, and innovating with our upcoming Gold subscription plan, laying the foundation for a prosperous 2023.”

Anghami filed on 16 May 2023 its annual report (including audited financials) for the fiscal year ended December 31, 2022 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F is available on Anghami’s website https://www.anghami.com/investors.

Anghami is still aiming to improve margins in 2023 by building on the momentum of its focus on efficiency.

About Anghami Inc.

As the first, and leading music streaming technology platform in the Middle East and North Africa region (“MENA”), Anghami is the go-to destination for Arabic and international music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music streaming platform to digitize MENA’s music catalog. Today, Anghami has one of the largest music catalogs in MENA comprising 99 million songs and licensed content from leading Arabic labels, international labels, distributors, and independent artists, made available to 121 million registered users.

Anghami has established 47 telco partnerships in MENA to facilitate customer acquisition and subscription payment, in parallel to building long-term relationships with, and featuring music from, major Arabic and international music labels including Rotana Music, Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network. Anghami is constantly increasing its content library by licensing and producing new and original content.

Headquartered in Abu Dhabi in the UAE, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. Anghami recently expanded its service into the US, Canada and Europe.

To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Preliminary Unaudited Results for Q1 2023

The selected preliminary unaudited results and key performance indicators included herein are based on the Company’s preliminary estimated results for Q1 2023 ended March 31, 2023 and are subject to revision based upon the completion of the Company’s Half Year 2023 financial closing processes and other developments that may arise prior to the time its financial results are finalized. The information is derived from preliminary reports which are subject to change in connection with the completion of the Company’s normal closing procedures and such changes could be material. However, management believes these preliminary unaudited results and key performance indicators are reasonable. The Company’s preliminary unaudited results and key performance indicators are forward-looking statements based solely on information available to the Company as of the date of this presentation and the Company’s actual results may differ materially from these estimates. You should not place undue reliance on these estimates.

CONTACTS:

Investor Contact:

Questions addressed to Anghami Investor Relations can be sent to ir@anghami.com

Middle East Media Contacts:

Media questions can be sent to press@anghami.com

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